# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lafayette Square USA, Inc., CIK 0001849089
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 SW 7th St, Unit 2307, Miami, Florida (FL), 33130-2992
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0000898286
Persons authorized to receive notices and communications: Soulef Hadjoudj, Caisse de depot et placement du Quebec, 1000, place Jean-Paul-Riopelle, Montreal, Quebec Canada (A8), H2Z 2B3, (514) 847-5998

## Reporting persons
- Caisse de depot et placement du Quebec (CIK 0000898286): type of reporting person: other (OO); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,789,418.28; shared voting power 0; sole dispositive power 6,789,418.28; shared dispositive power 0; aggregate amount beneficially owned 6,789,418.28 (19.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lafayette Square USA, Inc.
Address of issuer's principal executive offices: 175 SW 7th St, Unit 2307, Miami, Florida (FL), 33130-2992
Comment:
This amendment No. 10 ("Amendment No. 10") to Schedule 13D relates to the Schedule 13D filed on June 24, 2022 , as amended by Amendment No. 1, dated September 14, 2022, Amendment No. 2, dated December 22, 2022, Amendment No. 3, dated January 27, 2023, Amendment No. 4, dated March 29, 2023, Amendment No. 5, dated June 29, 2023, Amendment No. 6 dated December 15, 2023, Amendment No. 7, dated May 2, 2024, Amendment No. 8 dated September 30, 2024, and Amendment No. 9 dated October 2, 2025 (the "Schedule 13D") by Caisse de depot et placement du Quebec (the "Reporting Person") relating to the Common Stock, par value $0.001 per share (the "Common Stock") issued by Lafayette Square USA, Inc. (formerly, Lafayette Square Empire BDC, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 175 SW Seventh St., Unit 2307, Miami, Florida, 33130.

This Amendment No. 10 was triggered due to a change in the number of outstanding shares of Common Stock of the Issuer.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The citizenship of the natural persons who are officers, directors or controlling persons of the Reporting Person is set forth in Annex A hereto."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"On December 19, 2025, the Reporting Person purchased 336,927.224 shares of Common Stock from the issuer, at a purchase price of $14.84 per share, for an aggregate purchase price of $5,000,000, following the delivery by the issuer to the reporting person of a drawdown notice pursuant to the Subscription Agreement. The source of funds used by the Reporting Person was funds on deposit at the Reporting Person. This transaction was reported by the Reporting Person on a Form 4 filed with the SEC on December 22, 2025.

On March 30, 2026, the Reporting Person purchased 338,294.99 shares of Common Stock from the issuer, at a purchase price of $14.78 per share, for an aggregate purchase price of $5,000,000, following the delivery by the issuer to the reporting person of a drawdown notice pursuant to the Subscription Agreement. The source of funds used by the Reporting Person was funds on deposit at the Reporting Person. This transaction was reported by the Reporting Person on a Form 4 filed with the SEC on April 1, 2026."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

"As a result of the transactions described above, the Reporting Person is the direct beneficial owner of 6,789,418.28 shares of Common Stock, which represents approximately 19.8% of the Issuer's outstanding Common Stock. This percentage assumes there are 34,293,626.65 shares of Common Stock outstanding as of June 26, 2026, as provided by the Issuer.

Other than as disclosed herein, there have been no other material changes to the information previously reported since the filing of Amendment No. 9. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

"The information set forth in Item 5(a) hereof is incorporated by reference into this Item 5(b)."
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

"The transactions by the Reporting Persons in the shares of Common Stock during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the shares of Common Stock in the last 60 days."

## Signatures
- Caisse de depot et placement du Quebec: /s/ Soulef Hadjoudj, Soulef Hadjoudj/Authorized Signatory (06/30/2026)